UNITED STATES DISTRICT COURT
                      FOR THE EASTERN DISTRICT OF MICHIGAN

-----------------------------------------------------X
JOSEPH LEONE, on behalf of himself and all others    :   Civ. Action No. _______
similarly situated.                                  :
                                                     :   02-74828
                              Plaintiff,             :
                                                     :   VERIFIED CLASS ACTION
                           vs.                       :   AND DERIVATIVE
                                                     :   COMPLAINT
ROBERT S. TAUBMAN, WILLLAM S.                        :   -----------------------
TAUBMAN, LISA A. PAYNE, GRAHAM T.                    :   GEORGE E. WOODS
ALLISON, PETER KARMANOS, JR., ALLAN J.               :
BLOOSTEIN, JEROME A. CHAZEN and S.                   :   MAGISTRATE JUDGE PEPE
PARKER GILBERT,                                      :
                                                     :
                          Defendants,                :
                                                     :
                           -and-                     :
                                                     :
TAUBMAN CENTERS, INC.,                               :
                                                     :
                       Nominal Defendant.            :
                                                     :
                                                     :
-----------------------------------------------------X

     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION
                              --------------------

     1. Plaintiff brings this action as (a) a class action on behalf of himself and all other stockholders of Taubman Centers, Inc. ("Taubman Centers" or the "Company") who are similarly situated and (b) a derivative action on behalf of Taubman Centers, against the directors and/or senior officers and/or principal shareholders of Taubman Centers to enjoin certain actions of the Individual Defendants (as defined herein) which will, unless enjoined by the Court, thwart a favorable takeover of the Company by Simon Property Group, Inc. ("Simon Property"), which has offered to purchase the Company's shares for a substantial premium over Taubman Centers' previously unaffected market price.

     2. As described herein, the Individual Defendants have failed to adequately consider and/or pursue (including the possibility of negotiating for higher value) Simon Property's premium offers for Taubman Centers. Rather, the Individual Defendants are abusing their fiduciary positions of control over Taubman Centers to thwart Simon Property and others in their legitimate attempts or interest to acquire the Company for a substantial premium. Such conduct represents an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their corporate offices.

     3. The actions of the Individual Defendants constitute a breach of their fiduciary duties of loyalty and care in failing to respond reasonably and on an informed basis to bona fide offers to acquire the Company.

     4. Plaintiffs also bring this action seeking declaratory relief that the Michigan AntiTakeover Statutes (as defined below) are unconstitutional.

                             JURISDICTION AND VENUE
                             ----------------------

     5. This action is brought pursuant to the Supremacy Clause (art. VI, cl.
2), the Commerce Clause (art. I, ss. 8, cl. 3) and the Due Process Clause (amends. V and XIV) of the United States Constitution; principles of common law; and the federal Declaratory Judgments Act, 28 U.S.C.ss. 2201. Pursuant to Rule 24(c) of the Federal Rules of Civil Procedure, plaintiff calls the attention of the Court to 28 U.S.C.ss. 2403, pursuant to which the Court shall notify the

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

state attorney general of any action in which the constitutionality of any statute of a state is drawn into question.

     6. The Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C.ss.ss. 1331 and 1367(a).

     7. Venue is proper in this district pursuant to 28 U.S.C.ss.ss. 1391
(a)-(c).

                                   THE PARTIES
                                   -----------

     8. Plaintiff Joseph Leone is, and at all relevant times has been, the owner of common stock of defendant Taubman Centers.

     9. Nominal defendant Taubman Centers is a Michigan corporation with its principal executive offices located at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan. Taubman Centers owns, develops, acquires and operates regional shopping centers.

     10. Defendants Robert S. Taubman ("Robert Taubman"), William S. Taubman ("William Taubman"), Lisa A. Payne ("Lisa Payne"), Peter Karmanos Jr., Graham T. Allison, S. Parker Gilbert, Allan J. Bloostein and Jerome A. Chazen comprise the Board of Directors of Taubman Centers (collectively, the "Individual Defendants"). The Individual Defendants, if not members of the Taubman family, are selected by, dominated and controlled by the Taubmans. The Taubman Centers' Board is staggered and consists of three classes of directors elected tri-annually.

     11. Defendant Robert Taubman also serves as the Company's Chairman, President and Chief Executive Officer and the Chief Executive Officer and President of Taubman Realty Group Limited Partnership ("TRG"), the entity through which the Company conducts all of its operations. In 2001, Robert E. Taubman earned $1,244,414 in total compensation from the

Company. In addition, he accrued $1,196,250 under the Company's Long-Term Performance Compensation Plan.

     12. Defendant William Taubman also serves as Executive Vice President of the Company and of TRC. William Taubman is the brother of Robert Taubman. In 2001, William Taubman earned $812,629 in bonus and salary and accrued $453,750 under the Long-Term Performance Compensation Plan.

     13. Non-party A. Alfred Taubman ("Alfred Taubman"), who is the father of Robert and William Taubman, founded the Company in 1950 and served as its Chairman until his resignation in December 2001. As described herein, Alfred Taubman and his sons, William and Robert, control over 34% of the Company's voting power and have the power to dictate almost all of the Company's decisions. Alfred Taubman was also the former Chairman of Sotheby's Holdings Inc. In December 2001, he was convicted of conspiring with a rival auction house to fix commissions charged to sellers and is currently serving time in a federal prison facility. Upon his resignation from the Company's Board, in order to keep firm control of the Company in Taubman family hands during his incarceration, holders of the Company's Series B Preferred Stock waived the nine member Taubman Centers' Board requirement, thereby temporarily reducing the number of Company directors to eight.

     14. Defendant Lisa Payne also serves as Executive Vice President and Chief Financial and Administrative Officer of the Company.

     15. By virtue of their positions as directors and/or officers of Taubman Centers and their exercise of control over the business and corporate affairs of Taubman Centers, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Taubman Centers to engage in the practices complained of

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

herein. Each Individual Defendant owed and owes Taubman Centers and its common stockholders fiduciary duties and were and are required to: (i) use their ability to control and manage Taubman Centers in a fair, just and equitable manner; (ii) act in furtherance of the best interests of Taubman Centers and its stockholders; (iii) refrain from abusing their positions of control; and (iv) not favor their own interests at the expense of Taubman Centers and its stockholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiff and other members of the Class (as herein defined) the highest obligations of good faith, fair dealing, loyalty and due care.

     16. By virtue of the acts and conduct alleged, the Individual Defendants, who control the actions of Taubman Centers, have breached and are breaching their fiduciary duties to the common shareholders of Taubman Centers and to the Company itself.

     17. Each defendant herein is sued individually as a conspirator and/or aider and abettor, or, as appropriate, in his capacity as a director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     18. Plaintiff brings Counts I and II of this action individually and as a class action on behalf of all stockholders of Taubman Centers (excluding from the Class the defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, pursuant to Federal Rule of Civil Procedure 23 (the "Class").

     19. This action is properly maintainable as a class action.

     20. The Class is so numerous that joinder of all members is impracticable. As of March 25, 2002, there were approximately 51 million shares of Taubman Centers common stock outstanding.

     21. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class;

          (b) whether plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy; and

          (c) whether the anti-takeover protections of Mich. Comp. Laws ss.ss. 450.1790, et seq. (the "Control Share Acquisition Statute"), amd Mich. Comp. Laws ss. 450.1780 (the "Business Combination Statute") (collectively, the "Michigan Anti-Takeover Statutes") are unconstitutional on their face or as applied.

     22. The claims of plaintiff are typical of the claim of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect and assert the interest of the Class. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

     23. Defendants have acted and are acting on grounds generally applicable to the Class, thereby making it appropriate to render final injunctive, or corresponding declaratory relief, with respect to the Class.

     24. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this class action. Since the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually seek redress for the wrongful conduct alleged. Management of this action as a class action poses no manageability issues.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

A.   Taubman Centers
     ---------------

     25. Taubman Centers is a Real Estate Investment Trust ("REIT") that owns, develops, acquires and operates regional shopping centers. The Company had its initial public offering in 1992. Upon completion of its IPO, Taubman Centers was installed as the managing general partner of TRG. Taubman Centers currently owns a 62% partnership interest in TRG, through which it conducts all of its operations. Currently, Taubman Centers' real estate portfolio consists of approximately 20 urban and suburban shopping centers located in nine states.

B.   In 1998, The Taubmans Improperly Obtain Veto Power Over
     All of The Taubman Centers' Major Corporate Decisions
     -------------------------------------------------------

     26. Taubman Centers' capital structure at the present time includes, inter alia, common stock and Series B Preferred Stock, which are the classes of shares outstanding. These classes of stock are sometimes collectively referred to as its "Capital Stock." The common stock and Series B Preferred Stock each entitle their holders to one vote per share on all matters, but otherwise differ substantially with respect to their preferences, entitlements and features. The Taubmans' holdings of Series B Preferred Stock (coupled with their common stock) purportedly provide them with approximately 34.6% of the voting power of the Company, or slightly in excess of one-third of the outstanding voting power.

     27. Importantly, the Company's Restated Articles of Incorporation (the "Articles of Incorporation"), filed August 11, 2000, and Restated By-laws (the "By-laws") provide that a vote of two-thirds (2/3) of the outstanding shares of Capital Stock is required to, inter alia: (a) remove any of Taubman Centers' directors for, or without, cause (see By-laws, Section 3.08); (b) amend the Company's Articles of Incorporation (see Articles of Incorporation, Section 2(b)); or (c) take any other shareholder action (including the approval of any merger) (see By-laws, Section 1.08; Articles of Incorporation, Section 3.08). Thus, by virtue of the Taubman's Capital Stock holdings, they have conferred upon themselves veto power over all of the aforementioned shareholder actions, e.g., the Company cannot obtain a 2/3 vote of the Capital Stock without the Taubman's consent on the matter.

     28. Further, cementing the Taubman's voting control over major corporate decisions, so long as the Series B Preferred Stock remains outstanding, Taubman Centers shall not, without the affirmative vote or consent of the holders of a majority of the outstanding shares of Series B Preferred Stock (voting as a separate class): (a) amend, alter or repeal the provisions of the Company's Articles of Incorporation, and (b) be a party to any material transaction, including without limitation, a merger, consolidation or share exchange (see Articles of Incorporation, Section II, (j)). Additionally, the holders of Series B Preferred Stock (as a separate class) are entitled to nominate up to four individuals for election as directors of the Company.

     29. The Series B Preferred Stock, however, which was issued in late 1998 to defendant Robert Taubman and his father, Alfred Taubman, was obtained by these individuals without proper disclosure and without a necessary shareholder vote.

     30. More specifically, in September of 1998, TRG exchanged its interests in 10 shopping centers for all of the partnership units owned by two pension trusts of General Motors Corporation ("GMPT") (the "GMPT Exchange"). This significant transaction had several important effects on the Company's corporate structure. Among others, under the terms of the GMPT Exchange, the Company became obligated to issue to certain non-controlling partners of TRG (which included the Taubmans), upon subscription, one share of Series B Preferred Stock for each of the TRG units held by such person. At the time of the GMPT Exchange, Alfred Taubman owned 18.2% of the TRG units while defendant Robert Taubman owned 2.3% of that entity's units, among other principal holders. By virtue of the GMPT Exchange, the Taubmans as a group accumulated their purported 34.6% position in the Capital Stock of Taubman Centers. In connection with that exchange, the Taubmans paid only approximately $38,000 for the Series B Preferred Stock.

     31. The receipt of Series B Preferred Stock by Taubman family members in connection with the GMPT Exchange in or about September 1998 was surreptitiously obtained without a necessary shareholder vote and is ULTRA VIRES. Specifically, the Series B Preferred Stock was not identified in Taubman Centers' Second Amended and Restated Articles of Incorporation, effective as of August 14, 1996. The currently effective Articles of Incorporation did not become operative until August 11, 2000, and purport to provide therein for a class of Series B Preferred Stock of the type issued to the Taubmans approximately two years before.

There has never been a shareholder meeting to vote approval of an amendment to the Articles of Incorporation for the creation of the Series B Preferred Stock. The directors of Taubman Centers in 1998 could not arrogate to themselves the power to create and issue such shares without a prior two-thirds affirmative vote of the outstanding Taubman Centers shares at that time.

     32. Notwithstanding that the Taubmans' acquisition of the Series B Preferred Stock should be deemed null and void and given no effect, the defendant directors, contrary to the governing corporate law and their fiduciary duties, deem and treat the Series B Preferred Stock as having been validly issued and include those shares in the Capital Structure for purposes of any vote. Thus, the Individual Defendants have conferred and/or purported to acquire veto power which is unlawful, preemptive and dilutive of the legitimate rights of the remaining shareholders.

     33. The artifice and manipulation reflected in the issuance of the Series B Preferred Stock to the Taubmans in 1998 is highlighted by their reportedly having paid the Company only $38,000 for the stock.

     34. The Taubmans' veto power -- which is an even more entrenching anti-takeover defense than the well-known "poison pill" -- has the effect of making it extraordinarily difficult, expensive and/or impossible for any potential acquiror not approved by the Taubmans to acquire Taubman Centers. As a result, the veto power has the effect of precluding successful completion of even the most attractive offer for Taubman Centers unless the Taubmans acquiesce or approve.

     35. By virtue of this self-conferred veto power, the Taubmans caused a fundamental shift of power from Taubman Centers' common shareholders to themselves. The veto power thus permits the Individual Defendants, to act as the prime negotiators of -- and, in effect, totally to preclude -- any and all acquisition offers.

     36. This fundamental shift of control of the Company from its common shareholders to the Taubmans results in a heightened fiduciary duty on the part of the Taubmans, and the Board, which they control, to consider, in good faith, a third-party bid, and further requires the directors to pursue a third-party's BONA FIDE interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

     37. As explained herein, the Individual Defendants are using their veto power to the detriment of the Company's shareholders. Indeed, in light of Alfred Taubman's conviction and imprisonment, to comport with their fiduciary duties to the Company's shareholders, the Taubmans should have immediately relinquished their stranglehold over the Company's affairs.

C.   Simon Property Makes A Premium Bid For
     The Company Which The Taubmans Summarily Reject
     -----------------------------------------------

     38. On November 13, 2002, David Simon, the CEO of Simon Property, a much larger, publicly traded REIT based in Indianapolis, sent a letter to the Taubman Centers Board complaining that defendant Robert Taubman had summarily rejected, without any consideration whatsoever, Simon Property's offer to purchase each of the shares of Taubman Centers for $17.50 in cash. That offer, which was fully financed and was not subject to further due diligence, was 18% higher than the Company's unaffected closing stock price of $14.80 on November 12, 2002, and was higher than the price at which the common stock of Taubman Centers had ever traded. Simon Property had even offered to allow the Taubmans' to retain their interests in TRG. The deal, which includes the assumption of debt, is valued at over $4 billion, at which approximately $1.7 billion would be for the outstanding stock.

     39. Mr. Simon's letter was made public by Simon Property in a press release issued over the PR NEWSWIRE. It is clear from that letter that the Taubmans, as well as the other Individual Defendants, have disregarded the interests of the Company's other shareholders and have flagrantly abused their control and veto power over key corporate decisions.

     40. The press release states as follows in relevant part:

     Dear Members of the Board of Directors:

     As you may know, we recently made a written offer to Robert S. Taubman to pay $17.50 in cash for each share of Taubman Centers, Inc. (the "Company") common stock. Our all-cash offer would deliver to all Taubman shareholders a substantial premium -- approximately 18% above yesterday's closing price and 30% above the price on the day we initially made our offer -- and it exceeds the highest price at which Taubman shares have ever traded. Our offer represents a compelling strategic and financial transaction that would produce substantial and immediate value for all of your shareholders. We can move quickly since our offer is not subject to the receipt of financing or any due diligence investigation of the Company.

     On several occasions, we have communicated our offer to Mr. Taubman and suggested that we have an opportunity to discuss it with the members of Taubman's board of directors. We wrote Mr. Taubman on October 16, 2002, to request a meeting to present our offer. He refused to meet. October 22, 2002, we again wrote Mr. Taubman, this time setting forth the basic terms of our offer. Once again, he refused even to have a discussion, writing to us on October 28, 2002, that "the Company has no interest whatsoever in pursuing a sale transaction . . ."

     We are dismayed that Mr. Taubman continues in his refusal even to discuss our offer -- or indeed any sale transaction, particularly in light of the fact that we have expressed a willingness to be very flexible with respect to the structure of the proposed transaction. The offer is not conditioned upon any participation by the Taubman family. Instead we have agreed to accommodate any desire by the Taubman family to retain its economic interest in the Taubman Realty Group Limited Partnership, or, at their option, to participate in the transaction, and receive either cash or equivalent value for their existing partnership interests by exchanging them on a tax efficient basis for partnership interests in the Simon operating partnership.

     Since the Taubman family can choose to (1) retain its current Taubman partnership units, (2) convert into Simon partnership units, or (3) sell for cash, we can only conclude that Mr. Taubman's refusal even to discuss our offer reflects the Taubman family's desire not to permit the Company to be sold under any circumstances. While it is entirely appropriate for the Taubman family to retain the right to choose between various options with respect to the treatment of its own partnership units, it is improper for these insiders to prevent public shareholders from choosing to receive a premium for their shares.

     Mr. Taubman apparently believes the Taubman family is not accountable to the public shareholders because of the family's claimed blocking position -- via the Series B preferred stock -- which was surreptitiously issued in a "restructuring" transaction many years after the Company's initial public offering without either proper disclosure or a shareholder vote. We question both the propriety and validity of a transaction which attempts to transfer to the Taubman family control and a permanent veto over material decisions that rightfully belong to the public shareholders of Taubman -- such as an all-cash, premium offer to acquire the Company.

     The effect of the Series B preferred stock, for which the Taubman family paid a total of only $38,400.00, is to disenfranchise the public shareholders. This entrenchment device is a permanent corporate governance defect embedded in the Company's structure -- and it continues to hurt the public shareholders. Indeed, between the time the Series B shares were issued to the Taubman family in 1998 and our October 22 offer letter, the price of Taubman common shares has fallen by 4%.

     We understand that the obstacles created in the governance structure by the Taubman family, at the expense of the public shareholders, are significant. However, with the cooperation of the Board of Directors, acting as fiduciaries for the common shareholders, we believe these obstacles are surmountable. We also trust that undisclosed economic or governance burdens have not been, and will not be, imposed on Taubman in response to our offer or otherwise.

     We hope the Board will agree with us that our offer provides an excellent opportunity for Taubman shareholders to realize immediate liquidity and full value for their shares to an extent not likely to be available to them in the marketplace or in any alternative transaction. At a time when good corporate governance is particularly important to investors, we seek your help in restoring the rights of the public shareholders of Taubman.

     We prefer to complete this acquisition through a negotiated transaction. We stand ready to make a detailed presentation of our offer to the Board and to answer any questions you may have.

     41. Simon Property's proposal and plea to the Company's Board fell on deaf ears. On November 13, 2002, the Company issued a press release categorically rejecting the offer, stating that, "The Board unanimously concluded that Taubman Centers has no interest in pursuing a sale transaction and that discussions regarding such a transaction would not be productive." In no uncertain terms, the press release sends a clear message to Simon Property and other potential bidders that the Taubman family is in charge and is only looking out for the Taubmans' interests.

D.   The Voting Agreements And Staggered Board
     -----------------------------------------

     42. To further entrench themselves, on or about November 13, 2002, the Company announced that defendant Robert Taubman and his family had previously entered into voting agreements with other large shareholders of Taubman Centers to further cement their control over the Company. The Company's staggered Board further assures such control.

E.   The Tender Offer
     ----------------

     43. On December 5, 2002, Simon Property commenced a tender offer to acquire all of the outstanding shares of Taubman Centers at a price of $18.00 per share in cash. The tender offer is set to expire at 12:00 midnight on January 17, 2003. Success of the tender offer, however, is dependent on certain conditions, including amendment of the Company's Charter in certain respects and deactivation of certain barriers imposed by Michigan law.

F.   The Excess Share Provisions
     ---------------------------

     44. Taubman Centers' Articles of Incorporation contain an "excess share provision" which prevents any outside shareholder from acquiring more than 8.23% of Taubman Centers' outstanding shares. This provision is ostensibly to ensure compliance with the so-called "50/50 rule" of the Internal Revenue Code, which prohibits five or fewer individuals from owning in the aggregate in excess of 50% of the value of the shares of a REIT during the last half of a REIT's taxable year. Any shares acquired by an individual shareholder in excess of the ownership limit become "excess shares" that are transferred to a trust for the benefit of a charity so that the purported acquiror obtains no voting rights or right to receive dividends on the shares. Typically, a REIT's board of directors is given the discretion to waive the excess share provision with respect to certain acquirors if the board is satisfied that the acquiror is not an individual for purposes of Section 542(a)(2) of the IRC. In the case of Taubman Centers, however, an amendment of the Company's Charter is required to waive the excess share provision. Such action requires approval by 2/3 of the Company's shareholders. Because of the Taubmans' veto power, they have the power to block such amendments and thereby prevent any hostile takeover.

G. The Michigan Anti-Takeover Statutes
   -----------------------------------

     1. The Control Share Acquisition Statute
        -------------------------------------

     45. Defendants also have at their disposal the anti-takeover protections of the Michigan Control Share Acquisition Statute.

     46. Under the Control Share Acquisition Statute, a third-party (like Simon Property) that acquires a "controlling interest" (purchasers of "control shares" are defined to include acquirors of 20% or more of all voting power) in the shares of a Michigan corporation (like Taubman Centers) cannot vote those shares unless, INTER ALIA: (a) a majority of the remaining disinterested shares vote to enfranchise that third party, thus limiting the control share acquiror's votes to a maximum of 20% of the company's voting power and stripping the remaining shares over the 20% of their suffrage rights (Mich. Comp. Laws ss. 450.1798); or
(b) the Michigan corporation's board adopts a provision in its articles of incorporation or its bylaws (Mich. Comp.

Laws ss. 450.1794) opting out of the coverage of the Statute -- something that the Taubman Centers Board has not done.

2.   The Business Combination Statute
     --------------------------------

     47. Defendants also have at their disposal the anti-takeover protections of the Michigan Business Combination Statute.

     48. Under the Business Combination Statute, a third-party (like Simon Property) that intends to engage in a business combination with a Michigan corporation is required to obtain an advisory statement from that Michigan corporation's board and approval by an affirmative vote of both of the following: (a) not less than 90% of the votes of each class of stock entitled to be cast; and (b) not less than 2/3 of the votes of each class of stock entitled to be cast by the shareholders of the corporation other than voting shares beneficially owned by the interested shareholder who is a party to the business combination (Mich. Comp. Laws ss. 450.1780).

     49. The effect of the Anti-Takeover Statutes set forth above is to frustrate and foreclose the ability of Taubman Centers' public shareholders to decide for themselves whether they wish to receive the benefits of any unsolicited offer, including the Simon Property tender offer. These devices unreasonably and inequitably frustrate and impede the ability of the shareholders to maximize the value of their Taubman Centers holdings. The failure of the Individual Defendants to adopt a resolution in its articles of incorporation or bylaws opting out of the Control Share Acquisition Statute, adopt an advisory statement approving the Simon Property Offer, or alternatively, to employ such defenses in a fair and non-coercive manner, are or will breach, or threaten to breach the Individual Defendants' fiduciary duties to stockholders and thus are a violation of Michigan law. In addition, the effect of the Michigan Anti-Takeover

Statutes generally, and specifically as applied here, is to unconstitutionally interfere with interstate commerce and the Class members' due process rights, particularly in light of Simon Property's announced and imminent takeover efforts.

                                     COUNT I
                                     -------

                    FOR INJUNCTIVE AND DECLARATORY RELIEF --
           UNCONSTITUTIONALITY OF THE MICHIGAN ANTI-TAKEOVER STATUTES
           ----------------------------------------------------------

     50. Plaintiff repeats and realleges each allegation set forth herein.

     51. This claim arises under the Commerce, Supremacy and Due Process Clauses of the United States Constitution and is against the Individual Defendants, who are unlawfully and unconstitutionally asserting and relying upon the protection of the Michigan Anti-Takeover Statutes.

     52. The Simon Property's offer constitutes a substantial securities transaction in interstate commerce, employing interstate instrumentalities and facilities in the communication of the Offer, and in transactions for the purchase and sale of Taubman Centers' securities occurring across state lines.

     53. The Michigan Anti-Takeover Statutes violate the Commerce Clause because they impose direct, substantial and adverse burdens on interstate commerce that are excessive in relation to the local interests purportedly served by the statutes. Among other things, the Statutes make it more difficult to accomplish transactions which Taubman Centers' public shareholders may otherwise deem to be in their best interest, because the Statutes vest the boards of Michigan companies with ultimate power to thwart potential business combinations.

     54. The Michigan Anti-Takeover Statutes are unconstitutional and null and void on their face under the Commerce Clause. In addition, the Michigan Anti-Takeover Statutes are unconstitutional and null and void under the Commerce Clause in their application under the circumstances of this case. Taubman Centers' shareholders may be effectively prevented from accepting Simon Property's offer or any other offer to the extent the Board of Taubman Centers exercises its rights under the Michigan Anti-Takeover Statutes in furtherance of its course of entrenchment. Accordingly, the undue burden on interstate commerce that is created by these statutes has a direct and substantial impact in this case.

     55. The Michigan Anti-Takeover Statutes also violate the Supremacy Clause of the United States Constitution. Simon Property's offer is subject to, among other things, the federal laws and regulations governing tender offers, including the Williams Act amendments to the Securities Exchange Act, 15 U.S.C. ss.ss. 78m and 78n, and the rules and regulations promulgated thereunder. The Williams Act is intended to establish even-handed regulation of tender offers which favors neither the offeror nor incumbent management of the target but leaves the decision concerning the merits of the offer to the target's stockholders.

     56. By establishing policies, standards and procedures that conflict with and are obstacles to the policies implemented by Congress by means of the Williams Act and the rules and regulations promulgated thereunder, the Michigan Anti-Takeover Statutes are invalid and unconstitutional as applied to the offer under the Supremacy Clause of the United States Constitution, art. VI, cl. 2, which accords supremacy to federal law over conflicting state law, and violate and are preempted by Section 28(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. ss. 78bb, which prohibits and preempts state regulation that conflicts with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

     57. The Michigan Anti-Takeover Statutes also violate the Due Process Clause of the United States Constitution. The Statutes prevent plaintiffs and the Class from maximizing the value of their Taubman Centers holdings due to the Individual Defendants' entrenching efforts. Thus, those persons, acting under color of state law, are diminishing the property interest of all class members. The class members are thus being deprived of fundamental freedoms and property interests guaranteed by the Due Process Clause of the United States Constitution.

     58. Plaintiff seeks declaratory relief with respect to the unconstitutionality of the Michigan Anti-Takeover Statutes, pursuant to the Federal Declaratory Judgments Act, 28 U.S.C. ss. 2201, and injunctive relief against the application and enforcement of these unconstitutional Statutes. Plaintiff and the Class members are or will be irreparably and imminently injured by the wrongs alleged herein.

     59. Plaintiff and the Class have no adequate remedy at law.

                                    COUNT II
                                    --------

                   (CLASS CLAIM FOR BREACH OF FIDUCIARY DUTY)
                    -----------------------------------------

     60. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein. This claim arises under Michigan law and is against the Individual Defendants.

     61. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of Taubman Centers and put their own personal interests ahead of the interests of the Taubman Centers public shareholders and are using their control positions as officers and directors of Taubman Centers for the purpose of retaining their positions and perquisites as Board members at the expense of Taubman Centers' public shareholders.

     62. The Individual Defendants are engaged in a course of conduct which evinces their failure to: (a) evaluate the benefits to the Company's shareholders of the Simon Property offer with requisite due care and diligence;
(b) undertake an adequate evaluation of Taubman Centers' worth as a potential acquisition candidate; (c) take adequate steps to enhance Taubman Centers's value and/or attractiveness as an acquisition candidate; (d) effectively expose Taubman Center's to the marketplace in an effort to create an open auction for Taubman Centers; or (e) act independently so that the interests of public shareholders would be protected. Instead, defendants have sought to chill or block any potential offers for Taubman Centers.

     63. The Individual Defendants have improperly utilized the Company's defenses, including the Taubman's blocking position. To act consistent with their fiduciary duties, the Individual Defendants should evaluate all available alternatives, including negotiating with Simon Property and any other potential suitors, which they have failed to do.

     64. The Individual Defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to explore in good faith the Simon Property proposal and obtain all material information available. In addition, The Individual Defendants have the responsibility to act independently so that the interests of Taubman Centers' public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.

     65. Taubman Centers represents a highly attractive acquisition candidate. The Individual Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Simon Property (or any other bona fide bidder) is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants have denied shareholders their enjoyment of the full economic value of their investment by failing to evaluate Simon Property's good faith, premium offer. In addition, defendants' actions will likely deter any other potential bidders from coming forward so long as the Taubmans retain their choke-hold over the Company.

     66. Taubman Centers' Board and its top management (including the Taubmans) have frustrated Simon Property's current acquisition proposal, even though such proposal would result in Taubman Centers' shareholders receiving a substantial premium for their shares. Indeed, the price of Taubman Centers' common stock has never traded above the $18.00 per share price offered by Simon Property. The Individual Defendants have engaged in these actions because they know that in the event Taubman Centers was acquired by any potential bidder, most or all of the directors of Taubman Centers and its senior management would, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving company because their services would not be necessary. They would be mere surplusage, and thus an acquisition would bring an end to their power, prestige and profit. In so acting, Taubman Centers's directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of Taubman Centers and its broader shareholder community to whom they owe fundamental fiduciary duties not to entrench themselves in office.

     67. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of Taubman Centers and hereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

     68. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties of due care and loyalty.

     69. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

     70. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, will continue to entrench themselves in office, and will prevent the sale of Taubman Centers at a substantial premium, all to the irreparable harm of plaintiff and the other members of the Class.

     71. Plaintiff and the Class have no adequate remedy at law.

                                    COUNT III
                                    ---------

                              (DERIVATIVE CLAIM FOR
                            BREACH OF FIDUCIARY DUTY)
                            -------------------------

     72. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein

     73. Plaintiff brings this Count III derivatively in the right and for the benefit of Taubman Centers to redress injuries suffered and to be suffered by the Company as a direct result of the violations of fiduciary duties by the Individual Defendants. In particular plaintiff seeks redress in this Claim for the injuries suffered and to be suffered by the Company by virtue of, inter alia, the actions undertaken and measures approved by defendants which were and are motivated solely or primarily for purposes of entrenchment.

     74. Plaintiff has not made any demand on the present Board of Directors of Taubman Centers to institute this action because such demand would be futile and is thereby excused for the following reasons:

         a. The Individual Defendants are not disinterested with respect to their approval and adoption of the Series B Preferred Shares and their summary, uninformed rejection of the recent premium offer, as these and other actions were undertaken unlawfully, in bad faith and with the primary purpose and effect of entrenchment. The design and effect of these measures, and their timing, demonstrate that a basic motive of taking these actions and implementing these measures was to secure the Individual Defendants in their positions and emoluments within the Company and to cement the Taubmans' control. Defendants' summary, uninformed rejection of the recent premium offer infringes on the voting rights of Taubman Centers' shareholders through manipulation of the corporate machinery and has clear anti-takeover purposes and consequences. Under the circumstances, the individual Defendants -- in approving and implementing these steps -- have acted with a sole or primary motive to perpetuate themselves in their positions of control within the corporate structure and to benefit themselves and other members of Taubman Centers executive management with whom they are closely allied.

         b. The Individual Defendants are further interested in these transactions because each receives substantial salaries, bonuses, payments, benefits, and/or other emoluments by virtue of service on the Board. The Individual Defendants have thus benefitted and will continue to benefit from the wrongs herein alleged and have acted to preserve their positions of dominance and control and the perquisites thereof, and are incapable of exercising independent business judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and are consequently interested parties and cannot in good faith exercise independent business judgment to determine whether to bring this action against themselves.

         c. In addition to being unlawful and abusive, the issuance of the Series B Preferred Shares, constituted waste which cannot be ratified.

     75. In addition to being self-interested, the Individual Defendants -- in taking the actions and approving the measures described above -- fundamentally failed to exercise sound and proper business judgment. Defendants, inter alia, have failed to exercise due care in formulating and approving transactions which are unnecessary and wasteful and not in the best interests of the Company and its public shareholders.

     76. The principal wrongdoers and beneficiaries of the wrongdoing complained of herein -- including the Taubmans and other members of Taubman Centers' senior management -- are in a position to, and do, dominate and control the Taubman Centers Board of Directors. Thus, the Board could not exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action.

     77. As a result of the acts and conduct described above, the Individual Defendants are not fully informing themselves, are not acting in good faith and have deliberately and/or recklessly breached their fiduciary and other common law duties which they owe to the Company. Among other things, the unlawful and wasteful issuance of the Series B Preferred Shares and defendants' summary, uninformed rejection of the recent premium offers, have the effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control and represents an ill-considered, hasty reaction which did not satisfy the directors' duty to obtain adequate information before rejecting a bona fide acquisition proposal. Defendants are manipulating Taubman Centers' corporate machinery and abusing their positions of control for purposes of securing their positions and control.

     78. To the extent that the conduct of the Individual Defendants is based upon what they perceive to be a threat by a third-party to take over Taubman Centers, the Individual Defendants have a heightened fiduciary duty to act in the best interest of the Company's public stockholders and to act reasonably with regard to any such perceived threat. They have recklessly and in bad faith violated such duties.

     79. By virtue of the acts and conduct alleged herein, the Individual Defendants are carrying out a preconceived plan and scheme to entrench themselves in office, to thwart a fair and open auction of the Company that would maximize shareholder value, and to protect and advance their own personal financial interests at the expense of Taubman Centers and its shareholders, acting grossly disproportionately to any real or apparent threat.

     80. By reason of the foregoing, Taubman Centers has sustained and will continue to sustain irreparable harm and has no adequate remedy at law.

                                    COUNT IV
                                    --------

                     (FOR DECLARATORY AND INJUNCTIVE RELIEF)
                     ---------------------------------------

     81. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

     82. The Court may grant the declaratory and injunctive relief sought herein pursuant to 28 U.S.C. ss. 2201 and Fed. R. Civ. P. 57 and 65. A substantial controversy presently exists, as demonstrated by: (a) the Individual Defendants' rebuff of Simon Property's premium bids, (b) the Individual Defendants' unwillingness to meet with Simon Property to consider or discuss a combination or merger with Simon Property or any other possible acquiror; and (c) the Taubmans' improper acquisition and use of their Series B Preferred Shares as a blocking measure. The public shareholders' interests in a potential sale of their Taubman Centers holdings is adverse to the interests of the Individual Defendants in their desire to retain their positions on the Taubman Centers Board. The existence of this controversy is causing confusion and uncertainty in the market for public securities because investors do not know whether they will he able to avail themselves of an advantageous financial offer. The granting of the requested declaratory and injunctive relief will serve the public interest by affording relief from such uncertainty and by avoiding delay.

     WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring Count I and Count II of this complaint to be proper class action claims and certifying plaintiff as class representative;

      B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff, the Class and the Company by announcing their intention to:

          (i) cooperate fully with any entity or person, including Simon Property, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buy-out or takeover of the Company;

          (ii) immediately undertake an appropriate evaluation of Taubman Centers' worth as a merger or acquisition candidate;

          (iii) take all appropriate steps to effectively expose Taubman Centers to the marketplace in an effort to create an active auction of the Company;

          (iv) act independently so that the interests of the Company's public shareholders will be protected; and

          (v) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of Taubman Centers.

     C. Declaring that the Individual Defendants have violated their fiduciary duties to the Class and the Company;

     D. Enjoining the Individual Defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

     E. Declaring the Taubman's 34.6% voting power in the Company illegal and ultra vires;

     F. Declaring that the Michigan Control Share Acquisition Statute and the Michigan Business Combination Statute, either generally or as applied here, are unconstitutional;

     G. Ordering the Individual Defendants, jointly and severally, to account to plaintiff, the Class and the Company for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

     H. Award plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

     I. Granting such other and further relief as may be just and proper.

                                   JURY DEMAND
                                   -----------

     Plaintiff demands a trial by jury of all issues so triable.

DATED:  December 5, 2002

                                          FINK ZAUSMER & KAUFMAN, P.C.
                                          Attorneys for Plaintiff



                                                /s/ Mark J. Zausmer
                                                ------------------------------
                                                Mark J. Zausmer (P31721)
                                                Richard C. Kaufman (P27853)
                                                Mischa M. Gibbons (P61783)
                                                31700 Middlebelt Road, Suite 150
                                                Farmington Hills, MI 48334
                                                Telephone: 248-851-4111
                                                Fax: 248-851-0100


                                                MILBERG WEISS BERSHAD
                                                HYNES & LERACH LLP
                                                Melvyn I. Weiss
                                                Steven G. Schulman
                                                One Pennsylvania Plaza, 49th
                                                Floor
                                                New York, NY 10119
                                                Telephone: (212) 594-5300
                                                Fax: (212) 868-1229

                                                FARUQI & FARUQI, LLP Nadeem
                                                Faruqi 320 East 39th Street New
                                                York, NY 10016 Telephone: (212)
                                                983-9330 Fax: 212-983-9331

                                  VERIFICATION
                                  ------------


     I, Joseph Leone, named plaintiff in the foregoing derivative and class action, hereby declare as follows:

     I have read the complaint and, based on the investigation conducted through counsel, know the contents thereof. I am informed and believe that the matters stated therein are true, and on that ground allege that the matters stated therein are true.

     Executed this 4th day of December, 2002 at New York, New York.





                                          /s/ Joseph Leone
                                          ------------------------------------
                                                Joseph Leone